December 10, 2004

VIA EDGAR

John Ganley

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Anchor Series Trust

Registration File Nos. 2-86188 and 811-03836

Seasons Series Trust

Registration File Nos. 333-08653 and 811-07725

SunAmerica Series Trust

Registration File Nos. 33-52742 and 811-07238

VALIC Company I

Registration File Nos. 2-83631 and 811-03738

VALIC Company II

Registration File Nos. 333-53589 and 811-08789

(hereinafter referred to individually as a "Registrant,"

and collectively as the "Registrants")

Dear Mr. Ganley:

As counsel to the Registrants, I am transmitting for filing a supplement to each Registrant's Prospectus, concurrently with this letter.

Each Registrant acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in the supplement; (b) the staff's comments or changes to the disclosure in the supplement made in response to the staff's comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (c) it may not assert the staff's comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We intend to mail the supplement to shareholders as soon as practicable. Please call me at (713) 831-5165 with any comments or questions.

Very truly yours,

/s/ Nori L. Gabert

Nori L. Gabert

Vice President and Associate General Counsel

AIG SunAmerica Asset Management Corp.

cc: Jeff Foor

Rebecca Marquingy